Item 1


                                  AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated


Payment Date: 15 November 1999.
Calculation Date: 8 November, 1999.
(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)
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                                                                                                                      Balance on
                                                                   Prior Balance      Deposits       Withdrawals   Calculation Date
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                                                                     8-Oct-99                                          8-Nov-99
Lessee Funded Account                                                      0.00             0.00            (0.00)            0.00
Aircraft Purchase Account                                                  0.00             0.00            (0.00)            0.00
Expense Account (note ii)                                          4,774,850.24       842,459.59    (1,957,638.03)    3,659,671.80
Collection Account (note iii)                                     64,694,046.86     9,989,328.04    (8,542,746.86)   66,140,628.04
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 -  Liquidity Reserve                                             40,000,000.00                                      40,000,000.00
 -  Security Deposit                                              16,151,300.00                                      15,444,300.00
 -  Other Collections                                              8,542,746.86                                      10,696,328.04
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Total                                                             69,468,897.10    10,831,787.63   (10,500,384.89)   69,800,299.84
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(ii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
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Balance on Previous Calculation Date (8 October,1999)              4,774,850.24
Transfer from Collection Account                                     825,230.75
Interest Earned during period                                         17,228.84
Payments during period between previous Calculation Date and the
  relevant Calculation Date:                                                  0

 - Payments on previous Payment Date                                (564,020.73)
 - Other payments                                                 (1,393,617.30)
                                                                ----------------
Balance on relevant Calculation Date (8 November, 1999)            3,659,671.80
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(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
--------------------------------------------------------------------------------
Balance on Previous Calculation Date (8 October,1999)             64,694,046.86
Collections during period                                          9,954,673.86
Swap receipts                                                         34,654.18
Transfer to Expense Account                                         (657,374.52)
Net transfer to Lessee Funded Accounts                                     0.00
Transfer from the Aircraft Purchase Account                                0.00
Transfer from the Tax Defeasance Account                                   0.00
Drawings under credit or liquidity enhancement facilities                  0.00
Aggregate Note Payments                                           (7,717,516.11)
Swap payments                                                       (167,856.23)
Repayments of drawings under credit or liquidity enhancement
   facilities                                                              0.00
                                                                ----------------
Balance on relevant Calculation Date (8 November, 1999)           66,140,628.04
--------------------------------------------------------------------------------

                                  AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated


(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)

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                 ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
                 ----------------------------------------------

               Priority of Payments
            (i) Required Expense Amount                            5,007,653.93
           (ii) a) Class A Interest                                2,738,959.92
                b) Swap Payments                                     186,332.05
          (iii) First Collection Account Top-up                   15,000,000.00
           (iv) Class A Minimum Principal                                  0.00
            (v) Class B Interest                                     401,848.94
           (vi) Class B Minimum Principal                                  0.00
          (vii) Class C Interest                                     492,846.20
         (viii) Class C Minimum Principal                                  0.00
           (ix) Class D Interest                                     566,666.67
            (x) Class D Minimum Principal                                  0.00
           (xi) Second Collection Account Top-up                  40,444,300.00
          (xii) Class A Scheduled Principal                                0.00
         (xiii) Class B Scheduled Principal                          104,322.00
          (xiv) Class C Scheduled Principal                           45,805.00
           (xv) Class D Scheduled Principal                                0.00
          (xvi) Modification Payments                                      0.00
         (xvii) Soft Bullet Note Step Up Interest                          0.00
        (xviii) Class A Supplemental Principal                     2,642,167.24
          (xix) Class E Interest                                   1,399,662.50
           (xx) Class B Supplemental Principal                       347,946.00
          (xxi) Class A Outstanding Principal                              0.00
         (xxii) Class B Outstanding Principal                              0.00
        (xxiii) Class C Outstanding Principal                              0.00
         (xxiv) Class D Outstanding Principal                              0.00
          (xxv) Subordinated Swap Payments                                 0.00
         (xxvi) Subordinated Tax Related Disposition Payments              0.00
        (xxvii) Class E Accrued Unpaid Interest                            0.00
       (xxviii) Class E Outstanding Principal                              0.00
                                                               =================
Total Payments with respect to Payment Date                       69,378,510.45
      Less Collection Account Top-Ups ((iii) and (xi)above)      (55,444,300.00)
                                                               -----------------
                                                                  13,934,210.45
                                                               =================

================================================================================

                                  AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated

(iv) PAYMENT ON THE NOTES

     ----------------------------------------------------------------------------------------------------------------------------
     (a)  FLOATING RATE NOTES                                           A-1              A-2              B-1                C-1
          -------------------
          Applicable LIBOR                                         5.40625%         5.40625%         5.40625%           5.40625%
          Applicable Margin                                        0.19000%         0.32000%         0.60000%           1.35000%
          Applicable Interest Rate                                 5.59625%         5.72625%         6.00625%           6.75625%
          Interest Amount Payable                              1,638,457.64     1,100,502.28       401,848.94         492,846.20
          Step Up Interest Amount                                      0.00             0.00             0.00               0.00

          Opening Principal Balance                          340,000,000.00   223,183,173.24    77,696,279.67      84,712,306.00
          Minimum Principal Payment Amount                             0.00             0.00             0.00               0.00
          Scheduled Principal Payment Amount                           0.00             0.00       104,322.00          45,805.00
          Supplemental Principal Payment Amount                        0.00     2,642,167.24       347,946.00               0.00
          Outstanding Principal Payment Amount                         0.00             0.00             0.00               0.00
          Total Principal Distribution Amount                          0.00     2,642,167.24       452,268.00          45,805.00
          Redemption Amount
           - amount allocable to principal                             0.00             0.00             0.00               0.00
           - premium allocable to premium                              0.00             0.00             0.00               0.00
                                                          -----------------------------------------------------------------------
          Outstanding Principal Balance (Nov 15,1999)        340,000,000.00   220,541,006.00    77,244,011.67      84,666,501.00
     ----------------------------------------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------
     (b)  FIXED RATE NOTES                                              D-1
          Applicable Interest Rate                                  8.5000%
          Interest Amount Payable                                566,666.67

          Opening Principal Balance                           80,000,000.00
          Minimum Principal Payment Amount                             0.00
          Scheduled Principal Payment Amount                           0.00
          Redemption Amount
           - amount allocable to principal                             0.00
           - amount allocable to premium                               0.00
          Actual Pool Factor                                      1.0000000
                                                          ------------------
          Outstanding Principal Balance (Nov 15,1999)         80,000,000.00

     -----------------------------------------------------------------------

                                  AERCO Limited

                             Report to Noteholders

                   All numbers in US$ unless otherwise stated


(v)  FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD (Aggregate Amounts)

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                                                                        A-1              A-2              B-1                C-1
     Applicable LIBOR                                              5.40625%         5.40625%         5.40625%           5.40625%
     Applicable Margin                                             0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                                      5.59625%         5.72625%         6.00625%           6.75625%
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(vi) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding Principal Balance of Notes)

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(a)  FLOATING RATE NOTES

                                                                        A-1              A-2              B-1                C-1

     Opening Principal Amount                                      3,400.00         2,231.83           776.96             847.12
     Total Principal Payments                                          0.00            26.42             4.52               0.46
                                                          -----------------------------------------------------------------------
     Closing Outstanding Principal Balance                         3,400.00         2,205.41           772.44             846.67

     Total Interest                                                   16.38            11.01             4.02               4.93
     Total Premium                                                     0.00             0.00             0.00               0.00
---------------------------------------------------------------------------------------------------------------------------------

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(b)  FIXED RATE NOTES
                                                                        D-1

     Opening Principal Amount                                        800.00
     Total Principal Payments                                          0.00
                                                          ------------------
     Outstanding Principal Balance                                   800.00

     Total Interest                                                    5.67
     Total Premium                                                     0.00
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